S2C GLOBAL SYSTEMS, INC.

5119 Beckwith Boulevard, Suite 105

San Antonio, TX  78249

March 18, 2009

Ms. Ta Tanisha Meadows

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

S2C Global Systems, Inc.

Item 4.01, Form 8-K

Filed March 13, 2009

File No. 000-51529

Dear Ms. Meadows:

This letter is in response to your correspondence dated March 16, 2009 regarding our recent filing on Form 8-K regarding our change in auditors.  We have amended our 8-K to address the issues presented.  If you have any questions or require additional information, please notify me directly.

Sincerely,

S2C Global Systems, Inc.

/s/ Alejandro Bautista

Alejandro Bautista, President